===========================================================================

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                          Atria Communities, Inc.
                             (Name of Company)

                  Common Stock, Par Value $0.10 per share
                       (Title of Class of Securities)

                                 049905102
                               (CUSIP Number)


                               Murry N. Gunty
                 Lazard Freres Real Estate Investors L.L.C.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                           Kevin J. Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490

               ----------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                               April 19, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D



CUSIP No.  049905102                   Page  2   of   15   Pages
         --------------                    -----    -----
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1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                      KA Acquisition Corp.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b)  x

3   SEC USE ONLY

4   SOURCE OF FUNDS*
                           AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

   NUMBER OF        7   SOLE VOTING POWER
    SHARES                10,850,157
 BENEFICIALLY
 OWNED BY EACH      8   SHARED VOTING POWER
  REPORTING                 -0-
  PERSON WITH
                    9   SOLE DISPOSITIVE POWER
                          10,850,157

                   10   SHARED DISPOSITIVE POWER
                            -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,850,157 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
    SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    46.41%, based upon number of shares of Common Stock outstanding on April 16, 998

14  TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D



CUSIP No.  049905102                   Page  3   of   15   Pages
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1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                  Kapson Senior Quarters Corp.
              IRS Identification Number 113323503

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b)  x
3   SEC USE ONLY

4   SOURCE OF FUNDS*
                          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

   NUMBER OF        7   SOLE VOTING POWER
    SHARES                10,850,157
 BENEFICIALLY
 OWNED BY EACH      8   SHARED VOTING POWER
   REPORTING                -0-
  PERSON WITH
                    9   SOLE DISPOSITIVE POWER
                          10,850,157

                   10   SHARED DISPOSITIVE POWER
                            -0-
----------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,850,157 shares of Common Stock*

    *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Agreement and Plan of Merger attached as an exhibit hereto.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ] SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    46.41%, based upon number of shares of Common Stock outstanding on April 16, 1998

14  TYPE OF REPORTING PERSON*
       CO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D



CUSIP No.  049905102                   Page  4   of   15   Pages
         --------------                    -----    -----
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1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                Prometheus Senior Quarters, LLC
                 IRS Identification Number 133974057

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) o
                                                                       (b) x
3   SEC USE ONLY

4   SOURCE OF FUNDS*
                          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               o

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware

   NUMBER OF        7   SOLE VOTING POWER
    SHARES                10,850,157
 BENEFICIALLY
 OWNED BY EACH      8   SHARED VOTING POWER
   REPORTING               -0-
  PERSON WITH
                    9   SOLE DISPOSITIVE POWER
                          10,850,157

                   10   SHARED DISPOSITIVE POWER
                            -0-
----------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,850,157 shares of Common Stock*

    *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Agreement and Plan of Merger attached as an exhibit hereto.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
    SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    46.41%, based upon number of shares of Common Stock outstanding on April 16, 1998

14  TYPE OF REPORTING PERSON*
         OO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D



CUSIP No.  049905102                   Page  5   of   15   Pages
         --------------                    -----    -----
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1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

    LF Strategic Realty Investors II, L.P.
       IRS Identification Number 133697806

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) o
                                                                     (b) x
3   SEC USE ONLY

4   SOURCE OF FUNDS*
       WC, BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

   NUMBER OF        7   SOLE VOTING POWER
    SHARES                10,850,1571
 BENEFICIALLY
 OWNED BY EACH      8   SHARED VOTING POWER
   REPORTING               -0-
  PERSON WITH
                    9   SOLE DISPOSITIVE POWER
                          10,850,1571

                   10   SHARED DISPOSITIVE POWER
                           -0-
-----------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,850,157 shares of Common Stock*

    *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Agreement and Plan of Merger attached as an exhibit hereto.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
    SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    46.41%, based upon number of shares of Common Stock outstanding on April 16, 1998

14  TYPE OF REPORTING PERSON*
         PN
-----------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No.  049905102                   Page  6   of  15  Pages
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1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

       Lazard Freres Real Estate Investors L.L.C.
           IRS Identification Number 133803708

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b)  x

3   SEC USE ONLY

4   SOURCE OF FUNDS*
                       AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       New York

    NUMBER OF       7   SOLE VOTING POWER
     SHARES               10,850,157
  BENEFICIALLY
 OWNED BY EACH      8   SHARED VOTING POWER
    REPORTING              -0-
   PERSON WITH
                    9   SOLE DISPOSITIVE POWER
                           10,850,157

                   10   SHARED DISPOSITIVE POWER
                           -0-
-----------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    10,850,157 shares of Common Stock*

    *Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement attached as an exhibit hereto.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
    SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.41%, based upon number of shares of Common Stock outstanding on April 16, 1998

14  TYPE OF REPORTING PERSON*
       OO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Company

          This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.10 per share (the "Common Stock"), of Atria Communities, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 501 South Fourth Avenue, Suite 140, Louisville, Kentucky 40202.


Item 2.   Identity and Background

          (a), (b), (c) and (f). This Statement is filed by KA Acquisition Corp. ("Sub"), Kapson Senior Quarters Corp. ("Kapson"), Prometheus Senior Quarters, LLC ("Prometheus"), LF Strategic Realty Investors II, L.P. (the "Fund") and Lazard Freres Real Estate Investors L.L.C. ("LFREI" and, together with Sub, Kapson, the Fund and Prometheus, the "Reporting Persons"). The principal business offices of Sub and Kapson are located at 125 Froehlich Farm Boulevard, Woodbury, New York 11797. The principal business offices of Prometheus, the Fund and LFREI are located at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

          Sub, a Delaware corporation and wholly owned subsidiary of Kapson, was organized by Kapson for the purpose of effecting the Merger (as described in Item 4). Kapson is a Delaware corporation that provides assisted living services in the northeastern region of the United States, and has owned, managed and/or operated assisted living facilities since 1972. Kapson, directly or through controlled subsidiaries, owns (in whole or in part), manages and/or operates 23 assisted living facilities with an aggregate of 2,557 units located in New York, New Jersey, Connecticut, Pennsylvania and California.

          Kapson is a wholly owned subsidiary of Prometheus, a special purpose investment vehicle whose sole member is the Fund, a Delaware limited partnership. The Fund, a limited partnership comprised of institutional investors, has commitments from its partners to provide the Fund with aggregate capital contributions of approximately $1.5 billion, of which approximately $800 million has been invested or committed to investment and approximately $700 million remains uncommitted. The Fund primarily engages in the business of investing in real estate related companies, such as Kapson, ARV Assisted Living Inc. ("ARV"), The Fortress Group, Inc., The Rubenstein Company, L.P. and American Apartment Communities, Inc.

          LFREI, a New York limited liability company, is the general partner of the Fund. LFREI's activities consist principally of acting as the general partner of several real estate limited partnerships that are affiliated with Lazard

Freres & Co. LLC ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement.

          The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and of each executive officer of Sub, Parent and LFREI are set forth in Schedules 1, 2 and 3 hereto, respectively.

          (d) and (e). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1, 2 or 3 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

          The funds necessary for the Merger (as described in Item 4) are expected to be made available to the Company on or after the effective date of the Merger. A portion of these funds is expected to be made available to the Company through Sub. Sub will obtain such funds indirectly from the Fund, which will obtain such funds from capital contributions from its partners and from bank financing. See
Item 4.


Item 4.   Purpose of Transaction

          (a) and (b). On April 19, 1998, the Company,
Kapson and Sub entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, Sub will merge with and into the Company, with the Company as the surviving corporation (the "Merger"). Pursuant to the Merger, each outstanding share of Common Stock (other than 1,234,568 shares of Common Stock owned by Vencor Assisted Living Holdings, Inc. ("VALH"), a wholly owned subsidiary of Vencor, Inc. ("Vencor")) will be converted into the right to receive $20.25 per share in cash. Following the Merger, Kapson will own approximately 90% of the outstanding shares of Common Stock and Vencor will retain approximately 10% of the outstanding shares of Common Stock. The Merger is subject to customary conditions, including the approval of the Company's stockholders and the receipt of certain regulatory approvals.

          In connection with the execution of the Merger Agreement, Vencor, and certain directors and officers of the Company (collectively, the "Stockholders") owning an aggregate of 10,850,157 shares of Common Stock (the "Subject Shares"), entered into Support Agreements with Kapson and Sub, pursuant to which the Stockholders agreed to vote, and granted to certain directors and officers of Kapson an irrevocable proxy to vote, the Subject Shares in favor of the Merger. See Item 6. The Reporting Persons are filing this Statement because they may be deemed to beneficially own the Subject Shares by virtue of the agreement to vote the Subject Shares in favor of the Merger as described above. However, each of the Reporting Persons disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement.

          (c) Not Applicable.

          (d) Concurrently with the consummation of the Merger, Kapson, Vencor and certain executive officers of the Company will enter into a Shareholders Agreement, pursuant to which Vencor will have the right to designate one member of the Board of Directors of the Company and Kapson will have the right to designate the remaining directors. The officers of the Company at the effective time of the Merger shall be the officers of the Company after the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

          (e) Not Applicable.

          (f) Not Applicable.

          (g) The Certificate of Incorporation of the
Company, as in effect immediately prior to the effectiveness of the Merger, shall be amended as of the effective time of the Merger to read in the form of Exhibit D to the Merger Agreement. The By-laws of Sub as in effect at the effective time of the Merger shall be the By-laws of the Company until thereafter changed or amended as provided therein or by applicable law.

          (h)(i) Upon the effectiveness of the Merger, it is expected that the Common Stock will no longer be quoted on the NASDAQ National Market System, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Not Applicable.

          The foregoing discussion of the Merger Agreement is qualified in its entirety to the full text of such agreement, a copy of which is attached as Exhibit 1 and is incorporated by reference herein. See also Item 6.


Item 5.   Interest in Securities of the Company

          (a) and (b) The Reporting Persons may be deemed to beneficially own the Subject Shares by virtue of the agreement of the Stockholders to vote the Subject Shares in favor of the Merger as described in Item 6. None of the Reporting Persons has the power to dispose of any of the Subject Shares. The Subject Shares represent approximately 46.41% of the shares of Common Stock outstanding on April 16, 1998 (as represented by the Company in the Merger Agreement). Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules 1, 2 and 3 hereto, beneficially owns or has a right to acquire directly or indirectly any securities of the Company.

          (c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules 1, 2 and 3 hereto, has effected any transactions in the securities of the Company during the past 60 days.

          (d) Not Applicable.

          (e) Not Applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company.

          In connection with the execution of the Merger Agreement, Kapson and Sub entered into Support Agreements dated as of April 19, 1998, with the following Stockholders of the Company: Vencor, VALH, Sandra Harden Austin, William
C. Ballard Jr., Peter J. Grua, Thomas T. Ladt, Bruce Lunsford, W. Patrick Mulloy, II, Andy J. Schoepf, R. Gene Smith and J. Timothy Wesley. Pursuant to the Support Agreements, the Stockholders agreed to vote, and granted to certain directors and officers of Kapson an irrevocable proxy to vote, the Subject Shares in favor of the Merger. As of April 19, 1998, the Stockholders collectively owned an aggregate of 10,850,157 shares of Common Stock.

          Except as described in this Schedule 13D, and except with respect to the Support Agreements, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on Schedules 1, 2 and 3 hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

          All references to the Merger Agreement and the Support Agreements are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 4.


Item 7.   Material to be Filed as Exhibits

          Exhibit 1: Agreement and Plan of Merger dated as of April 19, 1998 among the Company, Sub and Kapson

          Exhibit 2:  Support Agreement dated as of April 19,
                      1998 among Kapson, Sub, Vencor, and VALH

          Exhibit 3:  Support Agreement dated as of April 19,
                      1998 among Kapson, Sub, and the
                      Stockholders party thereto


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              KA ACQUISITION CORP.,

                                by  /s/ Robert P. Freeman
                                  ----------------------------------
                                  Name:  Robert P. Freeman
                                  Title: Treasurer


                              KAPSON SENIOR QUARTERS CORP.,

                                by  /s/ Glenn Kaplan
                                  ----------------------------------
                                  Name:  Glenn Kaplan
                                  Title: Chief Executive Officer

                              PROMETHEUS SENIOR QUARTERS, LLC,

                              by   LF STRATEGIC REALTY INVESTORS II,
                                   L.P., its sole member,

                                   by LAZARD FRERES REAL ESTATE INVESTORS,
                                      L.L.C., its general partner

                                        by  /s/ Robert P. Freeman
                                          ----------------------------
                                          Name:  Robert P. Freeman
                                          Title: President


                                   LF STRATEGIC REALTY INVESTORS II, L.P.,

                                   by   LAZARD FRERES REAL ESTATE INVESTORS
                                        L.L.C., its general partner,

                                        by  /s/ Robert P. Freeman
                                          -----------------------------
                                          Name:  Robert P. Freeman
                                          Title: President


                                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.,

                                   by  /s/ Robert P. Freeman
                                     ----------------------------------
                                     Name:  Robert P. Freeman
                                     Title: President

                                                  SCHEDULE 1




          Directors and executive officers of KA Acquisition Corp. The business address for Mr. Kaplan is 125 Froehlich Boulevard, Woodbury, New York 11797. The business address for Messrs. Freeman and Gunty is 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020.




  Name                        Present and Principal Occupation

Evan A. Kaplan                President and Director of KA Acquisition
                              Corp.; President, Chief Operating Officer and Director of Kapson Senior Quarters
                              Corp.

Robert P. Freeman             Treasurer and Director of KA Acquisition
                              Corp.; Principal of LFREI; Director of
                              American Apartment Communities II, Inc.,
                              American Apartment Communities III, Inc.,
                              Commonwealth Atlantic Properties Inc.,
                              Atlantic American Properties Trust, ARV
                              Assisted Living Inc., The Rubinstein
                              Company and The Fortress Group

Murry N. Gunty                Secretary and Director of KA Acquisition
                              Corp.; Principal of LFREI; Director of
                              Atlantic American Properties Trust, ARV
                              Assisted Living Inc., The Rubinstein
                              Company and The Fortress Group

                                                  SCHEDULE 2



          Directors and executive officers of Kapson Senior Quarters Corp. The business address for Messrs. Kaplan and DioGuardi is 125 Froehlich Farm Boulevard, Woodbury, New York 11797. The business address for Messrs. Freeman and Gunty is 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020. The business address for Mr. Stevenson is 39 Sears Road, South Borough, Massachusetts 01772.




  Name                             Present and Principal Occupation

Glenn Kaplan                       Chairman of the Board of Directors
                                   and Chief Executive Officer of Kapson
                                   Senior Quarters Corp.

Wayne L. Kaplan                    Senior Executive Vice President and
                                   General Counsel of Kapson Senior
                                   Quarters Corp.

Evan A. Kaplan                     President, Chief Operating Officer
                                   and Director of Kapson Senior
                                   Quarters Corp.

Raymond DioGuardi                  Chief Financial Officer of Kapson
                                   Senior Quarters Corp.

Robert P. Freeman                  Director of Kapson Senior Quarters
                                   Corp.; President and Principal of
                                   LFREI; Director of American Apartment
                                   Communities II, Inc., American
                                   Apartment Communities III, Inc.,
                                   Commonwealth Atlantic Properties
                                   Inc., Atlantic American Properties
                                   Trust, ARV Assisted Living Inc., The
                                   Rubinstein Company and The Fortress
                                   Group.

Murry N. Gunty                     Director of Kapson Senior Quarters
                                   Corp.; Principal of LFREI; Director
                                   of Atlantic American Properties
                                   Trust, ARV Assisted Living Inc., The
                                   Rubinstein Company and The Fortress
                                   Group

Howard H. Stevenson                Director of Kapson Senior Quarters
                                   Corp.; Sarofim-Rock Professor of
                                   Business Administration at Harvard
                                   University, Graduate School of
                                   Business Administration; Vice
                                   Chairman and Director of Baupost
                                   Group, Inc.; Chairman of Quadra
                                   Capital Partners; Director of Bessemer
                                   Securities Corporation and Gulf
                                   States Steel

                                                                 SCHEDULE 3



          Officers of Lazard Freres Real Estate Investors
L.L.C. The business address for each of the following persons is 30 Rockefeller Plaza, 63rd Floor, New York, NY
10020.




  Name                               Present and Principal Occupation

Arthur P. Solomon                  Chairman, Senior Principal and
                                   Managing Director of LFREI; Director
                                   of American Apartment Communities II,
                                   Inc., Atlantic American Properties
                                   Trust, Commonwealth Atlantic
                                   Properties, Inc. and Alexander Haagen
                                   Properties, Inc.

Anthony E. Meyer                   Senior Vice President and Principal of
                                   LFREI; Director of Alexander Haagen
                                   Properties, Inc.; Member of
                                   partnership committee of DP Operating
                                   Partnership LP

Robert P. Freeman                  President and Principal of LFREI;
                                   Director of American Apartment
                                   Communities II, Inc., American
                                   Apartment Communities III, Inc.,
                                   Commonwealth Atlantic Properties
                                   Inc., Atlantic American Properties
                                   Trust, ARV Assisted Living Inc., The
                                   Rubinstein Company and The Fortress
                                   Group

Klaus P. Kretschmann               Senior Vice President and Principal
                                   of LFREI; Director American Apartment
                                   Communities II, Inc. and American
                                   Apartment Communities III, Inc.

Murry N. Gunty                     Principal of LFREI; Director of
                                   Atlantic American Properties
                                   Trust, ARV Assisted Living Inc.,
                                   The Rubinstein Company and
                                   The Fortress Group

Douglas N. Wells                   Vice President of LFREI

Lorenzo L. Lorenzotti              Secretary of LFREI

Henry Herms                        Controller of  LFREI